UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-34615

JinkoSolar Holding Co., Ltd.

(Translation of registrant’s name into English)

1 Yingbin Road

Shangrao Economic Development Zone

Jiangxi Province, 334100

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                           Form 40-F ☐

This Current Report on Form 6-K is being furnished by JinkoSolar Holding Co., Ltd. (the “Company”) with the U.S. Securities and Exchange Commission (the “SEC”) to announce that it has transferred the Convertible Bonds (as defined below) in an aggregate amount (book value) of RMB2,929.8 million since January 30, 2024. As announced in the Current Reports on Form 6-K furnished by the Company with the SEC on April 25, 2023 and January 29, 2024, Jinko Solar Co., Ltd. (“Jiangxi Jinko”), the majority-owned principal operating subsidiary of the Company, completed the issuance of convertible bonds in the principal amount of RMB10 billion (the “Convertible Bonds”) on the Shanghai Stock Exchange’s Sci-Tech Innovation Board, and the Company had subscribed for the Convertible Bonds in an aggregate amount of RMB5.5 billion. Following such transfer, the Company no longer holds any Convertible Bonds.

The Company currently owns approximately 58.59% equity interest in Jiangxi Jinko.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JinkoSolar Holding Co., Ltd.

By:	/s/ Mengmeng (Pan) Li
Name:	Mengmeng (Pan) Li
Title:	Chief Financial Officer

Date: March 13, 2024